SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “ePLDT Ventus Signs Additional Contract with Ingram Micro”.	6

Exhibit 1

April 14, 2008

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT Ventus Signs Additional Contract with Ingram Micro”. ePLDT Ventus, Inc. is a subsidiary of ePLDT, Inc., a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

April 14, 2008

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT Ventus Signs Additional Contract with Ingram Micro”. ePLDT Ventus, Inc. is a subsidiary of ePLDT, Inc., a wholly-owned subsidiary of PLDT.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  April 14, 2008

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “ePLDT Ventus Signs Additional Contract with Ingram Micro”. ePLDT Ventus, Inc. is a subsidiary of ePLDT, Inc., a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: April 14, 2008

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

PLDT Press Release

ePLDT Ventus Signs Additional Contract with Ingram Micro

April 14, 2008, Manila, Philippines - ePLDT Ventus, a wholly-owned subsidiary of ePLDT, Inc. and a provider of cost-effective, offshore call center outsourcing solutions has signed a contract with Ingram Micro Inc. (NYSE: IM) to provide call center support services on behalf of Ingram Micro to its U.S. and Canada customers. Ingram Micro is the world’s largest technology distributor.

ePLDT Ventus, since 2003, has been servicing Ingram Micro’s U.S. and Canada customers, particularly for inbound sales order processing, B2B account management, cross sales, call routing, as well as customer support and inquiries. The expanded partnership builds on the consistent satisfaction by ePLDT Ventus of the quality and service metrics prescribed by Ingram Micro.

“We are very pleased with this accomplishment of ePLDT Ventus and are very grateful to Ingram Micro for recognizing the capabilities of ePLDT Ventus in delivering consistent service quality results to fulfill Ingram Micro’s customer service requirements,” Ray C. Espinosa, ePLDT President said.

“At ePLDT Ventus, building long-standing, fruitful partnerships with our clients is one of our key business tenets,” shares Ventus President Helen Marquez. “Over the last five years, we have successfully built a strong relationship with Ingram Micro. Years of working with them gives us the confidence that we can do more for them and their existing pool of clients in this new endeavor.” ePLDT Ventus will be ready to offer the same set of cost efficient services to Ingram Micro’s clients, such as inbound customer care, inbound technical support, inbound and outbound sales, as well as back office processing.

"ePLDT's outsourcing service delivery capabilities, combined with Ingram Micro's industry leading experience in the IT space, enables Ingram Micro's customers to utilize offshore call center solutions with confidence that they will receive Ingram Micro's high standards for customer service. We are pleased to expand our relationship with ePLDT, as they have provided over the past several years, best in class service that our customers expect with Ingram Micro in North America," said Richard Donohue, Vice President, Strategic Development & Execution.

Exhibit 1

About Ingram Micro

As a vital link in the technology value chain, Ingram Micro creates sales and profitability opportunities for vendors and resellers through unique marketing programs, outsourced logistics services, technical support, financial services, and product aggregation and distribution. The company serves more than 150 countries and is the only global broad-based IT distributor with operations in Asia. For more information, visit us at www.ingrammico.com.

About ePLDT Ventus

ePLDT Ventus is a provider of offshore, cost-effective outsourcing solutions specializing in inbound customer care. The company has seven call centers consisting of 6,300 call center workstations that provide outsource customer service solutions to clients from the United States, Canada, United Kingdom, and the Philippines. It is a wholly-owned subsidiary of ePLDT, Inc., the 100%-owned information and communication technology subsidiary of the Philippine Long Distance Telephone Company (PLDT).

www.epldtventus.com

*********

CONTACT:

Ken Brian P. Lamzon

Vice President and Business Development Director

ePLDT Ventus

Mezzanine Level, PLDT Ramon Cojuangco Building,

Legaspi Corner Dela Rosa Streets,

Makati City, 1229 Philippines

Phone +63.2.816.8812

kplamzon@epldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: April 14, 2008